UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to             .
Commission File Number 333-51854 and 333-179494
For the fiscal years ended December 31, 2013 and 2012

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Kansas City Southern 401(k) and Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Kansas City Southern
427 West 12th Street
Kansas City, Missouri 64105-1804

KANSAS CITY SOUTHERN 401 (k) AND PROFIT SHARING PLAN

Page

Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2013 and 2012	2
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2013 and 2012	3
Notes to Financial Statements	4
Supplemental Schedules:
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2013	12
Schedule H, Line 4(a) - Schedule of Delinquent Participant Contributions	13
Signatures	14
Exhibit:
Exhibit 23 - Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
To the Plan Administrator of
Kansas City Southern 401(k) and Profit Sharing Plan
Kansas City, Missouri

We have audited the accompanying statements of net assets available for benefits of the Kansas City Southern 401(k) and Profit Sharing Plan as of December 31, 2013 and 2012 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Kansas City Southern 401(k) and Profit Sharing Plan as of December 31, 2013 and 2012 and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013 and the schedule of delinquent participant contributions for the year ended December 31, 2013, are presented for the purpose of additional analysis and are not a required part of the financial statements, but are supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McGladrey LLP
Kansas City, Missouri
May 28, 2014

KANSAS CITY SOUTHERN
401(k) AND PROFIT SHARING PLAN
Statements of Net Assets Available for Benefits
December 31, 2013 and 2012

	2013	2012
Assets:
Investments, at fair value:
Common stock of Kansas City Southern	$41,851,908	$41,496,850
Common stock of Janus Capital Group	3,157,009	2,634,920
Mutual funds	81,664,230	68,288,513
Total investments	126,673,147	112,420,283

Company contributions receivable	185,857	141,801
Investment trades receivable	18,304	147,627
Total assets	126,877,308	112,709,711

Liabilities:
Excess contributions due to participants	83,399	56,149
Total liabilities	83,399	56,149
Net assets available for benefits	$126,793,909	$112,653,562
See accompanying notes to financial statements.

KANSAS CITY SOUTHERN
401(k) AND PROFIT SHARING PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2013 and 2012

	2013	2012
Additions:
Investment income:
Interest and dividends	$2,820,830	$1,962,292
Net appreciation in fair value of investments	29,193,307	14,809,717
Total investment income	32,014,137	16,772,009
Contributions:
Participant	4,781,616	4,261,885
Company	2,748,851	2,381,349
Total contributions	7,530,467	6,643,234
Total additions	39,544,604	23,415,243

Deductions:
Fees and expenses	(64,963)	(92,036)
Benefits paid	(25,339,294)	(10,355,213)
Total deductions	(25,404,257)	(10,447,249)
Increase in net assets available for benefits	14,140,347	12,967,994
Net assets available for benefits:
Beginning of year	112,653,562	99,685,568
End of year	$126,793,909	$112,653,562

See accompanying notes to financial statements.

KANSAS CITY SOUTHERN 401(k) AND
PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2013 and 2012

(1)	Description of the Plan
The following description of the Kansas City Southern 401(k) and Profit Sharing Plan (the “Plan”) is provided for general informational purposes only. More complete information regarding the Plan's provisions may be found in the Plan document.

(a)	General
The Plan is a participant-directed, defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Effective July 1, 2012, the Plan allows participants to designate their own elective contributions as either pre-tax contributions or Roth contributions.
The Plan includes five separate benefit components: (1) provisions applicable to participants who are not members of a collective bargaining unit and who are employees of Kansas City Southern (KCS) or any other affiliated employer who, with written consent of KCS, adopts the Plan (the “KCS Participant”); (2) provisions applicable to participants who are full-time employees of The Kansas City Southern Railway Company (the “Company”) who are members of one of the following collective bargaining units with the former Midsouth Rail Corporation (the “Midsouth Rail Union Participants”): Brotherhood of Locomotive Engineers, Brotherhood of Maintenance of Way Employees, Brotherhood of Railway Carmen, Brotherhood of Railroad Signalmen, International Association of Machinists and Aerospace Workers, International Brotherhood of Electrical Workers, or United Transportation Union (collectively the “Midsouth Collective Bargaining Units”); (3) provisions applicable to participants who are full-time employees of the Company who are members of one of the following collective bargaining units (the “Railway Union Participants”): American Train Dispatchers Association, Brotherhood of Railway Carmen-Division of Transportation Communications International Union, Brotherhood of Railroad Signalmen, The American Railway and Airway Supervisors Association-Division of Transportation Communications International Union, Transportation Communications International Union Clerks, or National Conference of Firemen & Oilers (collectively the “Railway Collective Bargaining Units”); (4) provisions applicable to participants who are union employees of the Company, generally located from Kansas City to East St. Louis, who are members in a craft represented by one of the following organizations (the “Gateway Union Participants”): Brotherhood of Locomotive Engineers, Brotherhood of Maintenance of Way Employees, Brotherhood of Railroad Signalmen, International Brotherhood of Electrical Workers, International Association of Machinists and Aerospace Workers (collectively the “Gateway Collective Bargaining Units”); and (5) provisions applicable to participants of the former Kansas City Southern Employee Stock Ownership Plan.
All participants under the Plan are eligible to participate in the Plan beginning on the first day of each calendar month coincident with or immediately following the first day of employment. An employee classified as a seasonal employee or a temporary employee is allowed to participate in the Plan as a KCS Participant beginning on the first day of each calendar month coincident with or immediately following the date the participant has completed one year of service and a minimum of 1,000 hours of service.
A Midsouth Rail Union Participant who ends his or her membership in any of the Midsouth Collective Bargaining Units is no longer eligible to make elective deferrals or receive Company matching contributions. However, while still employed by the Company, such participant will continue to receive credit for vesting under the provisions of the Plan. Upon rejoining any of the Midsouth Collective Bargaining Units, such participant is then immediately eligible to participate in all future Company contributions, as set forth in the Plan.
A Railway Union Participant who ends his or her membership in any of the Railway Collective Bargaining Units is no longer eligible to make elective deferrals under the Plan but will remain vested in their elective contributions under the Plan.
A Gateway Union Participant who ends his or her membership in any of the Gateway Collective Bargaining Units is no longer eligible to make elective deferrals or receive Company matching contributions under the Plan but will continue to be vested under the Plan.

KANSAS CITY SOUTHERN 401(k) AND
PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2013 and 2012

The former Kansas City Southern Employee Stock Ownership Plan (the "KCS ESOP") was established as an employee stock ownership plan designed to be invested primarily in employer securities, which included the common stock of Kansas City Southern. The KCS ESOP was merged into the Plan on December 31, 2011. Participants have the right to direct the investment of their KCS ESOP accounts in the same manner as all other Plan accounts.
Accounts under the Plan, which are invested in KCS common stock constitute an employee stock ownership plan and accounts under the Plan invested in assets other than KCS common stock constitute a profit sharing plan.
Participants have the opportunity to elect to receive immediate payment of any dividends relating to the shares of KCS common stock credited to their Plan accounts. If a participant fails to elect to receive payment of his or her KCS common stock dividends by the deadline established by the plan administrator, such dividends will be credited to a separate KCS dividend account under the Plan and invested in shares of KCS common stock, until such time the participant makes a different investment election. A participant's KCS dividend account is 100% vested at all times.

(b)	Plan Administration
The Plan is administered by the Advisory Committee which is appointed by the Compensation and Organization Committee of KCS's Board of Directors. Fidelity Management Trust Company (the “Trustee”) is responsible for the custody and management of the Plan's assets.

(c)	Contributions
Each year, participants may contribute a portion of their annual eligible compensation, as defined in the Plan document, not to exceed a specified dollar amount as determined by the Internal Revenue Code (IRC). The Company will contribute for each KCS Participant a matching contribution equal to 100% of each participant's contribution up to 5% of the participant's eligible compensation. The Company may also make discretionary profit sharing contributions to participants who have completed a minimum of 1,000 hours of service during the plan year; however, there were no such contributions made during 2013 or 2012. The Company matches 100% of the first $500 of the Midsouth Rail Union Participant salary deferral contributions. Railway Union Participants who are represented by The American Railway and Airway Supervisors Association - Division of Transportation Communications International Union ("ARASA Union Participants") are eligible for matching contributions equal to 50% of their contributions, up to 6% of annual eligible compensation. Except for ARASA Union Participants, the Company does not match any other Railway Union Participant contributions. Subject to the terms of the applicable collective bargaining agreements, the Company matches 50% of the Gateway Union Participant contributions, up to 6% of annual eligible compensation. Upon enrollment in the Plan, participants may direct their contributions and any Company matching contributions where applicable into any of the various funds offered by the Plan which includes the Kansas City Southern (NYSE:KSU) common stock as an investment option.

KANSAS CITY SOUTHERN 401(k) AND
PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2013 and 2012

(d)	Vesting
All participants under the Plan are always fully vested in their own contributions plus actual earnings thereon. KCS Participant Company contributions vest according to the following schedule:

Years of Service	Percent Vested
2	20%
3	40
4	60
5 or more	100

Midsouth Rail Union Participant Company contributions vest according to the following schedule:

Years of Service	Percent Vested
1	20%
2	40
3	60
4	80
5	100
Gateway Union Participants and ARASA Union Participants are immediately vested in their contributions and Company matching contributions, plus actual Plan earnings thereon.
In the event of termination of the Plan or upon a change of control of the Company (as defined by the Plan agreement), all participants shall become fully vested.

(e)	Payment of Benefits
Distributions generally will be made in the event of retirement, death, disability, resignation, or dismissal. A participant's normal retirement age is 65. The Plan also provides for distribution at age 59 1/2. Balances not exceeding $1,000 will be paid as soon as administratively practicable following the participant's separation from services. Balances exceeding $1,000 will be paid upon the distribution date elected by the participant, but in no event will payment commence later than April 1 of the calendar year following the later of the year in which the participant attains age 70 1/2 or the year of the participant's separation from service. On retirement, death, disability, or termination of service, a participant (or participant's beneficiary in the event of death) may elect to receive a lump-sum distribution equal to the participant's vested account balance, or, if the participants vested account balance exceeds $5,000, in installments over a fixed period of time, not to exceed the life expectancy of the participant or the participant's beneficiary. In addition, hardship distributions are permitted if certain criteria are met.

(f)	Participant Accounts
Each participant's account is credited with the participant's contribution, Company matching contribution where applicable, and an allocation of Plan earnings, net of investment expenses. Allocations are based on participant earnings or account balances, as set forth in the Plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

KANSAS CITY SOUTHERN 401(k) AND
PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2013 and 2012

(g)	Administrative Expenses
Investment and recordkeeping expenses are generally paid by the Plan as long as Plan assets are sufficient to provide for such expenses. The Company may choose to pay some or all of the administrative expenses incurred by the Plan.

(h)	Voting Rights
Each participant is entitled to exercise voting rights attributable to the KCS common stock shares allocated to his or her accounts and is notified by the Trustee prior to the time that such rights are to be exercised. If the participant does not vote, the Trustee will vote participants' shares in the same proportion as the shares for which the Trustee has received instructions.

(i)	Forfeitures
Nonvested amounts forfeited by KCS Participants, Midsouth Rail Union Participants and ARASA Union Participants may be used to reduce the Company's contribution. There were no allocated forfeitures for the year ended December 31, 2013 and allocated forfeitures were $13,824 for the year ended December 31, 2012. Outstanding forfeitures at December 31, 2013 and 2012 were $261,211 and $135,534, respectively.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting
The accompanying financial statements are presented on the accrual basis of accounting.

(b)	Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

(c)	Income Recognition
Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

(d)	Investment Valuation
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis.
Unsettled security transactions at year end are reflected in the financial statements as investment trades payable or receivable.

(e)	Net Appreciation (Depreciation) in Fair Value of Investments
Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation (depreciation) in fair value of investments. Brokerage fees are added to the acquisition costs of assets purchased and subtracted from the proceeds of assets sold.

KANSAS CITY SOUTHERN 401(k) AND
PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2013 and 2012

(f)	Payment of Benefits
Benefit payments are recorded when paid.

(3)	Investments
The following investments represent 5% or more of the Plan's net assets:

	2013		2012
Kansas City Southern common stock, 337,947 and 497,048 shares, respectively	$41,851,908		$41,496,850
Fidelity Freedom K 2020, 611,157 shares	9,094,021		—	*
Vanguard Prime Money Market, 8,979,610 and 12,221,342 shares, respectively	8,979,610		12,221,342
Fidelity Freedom K 2025, 432,609 shares	6,709,766		—	*
Fidelity Freedom 2025, 477,334 shares	—	*	5,704,143
___________
* During 2013, the Fidelity Freedom retail class funds were removed as investment options in the Plan and replaced with Fidelity Freedom Class K funds.
During 2013 and 2012, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2013	2012
Kansas City Southern common stock	$18,698,029	$8,974,624
Janus Capital Group common stock	1,039,019	800,828
Mutual funds:
Value	1,543,028	493,455
Blend	673,226	353,441
Growth	2,525,676	953,280
Balanced	188,507	72,025
International	696,378	550,969
Real Estate	(103,434)	117,069
Target Date	4,205,423	2,354,889
Bond Fund - Intermediate	(272,545)	139,137
Total net investment appreciation	$29,193,307	$14,809,717

KANSAS CITY SOUTHERN 401(k) AND
PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2013 and 2012

(4)	Fair Value Measurements
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Plan determines the fair values of its financial instruments based on the fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy is broken down into three levels based upon the observability of inputs. Fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability. Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.
The following is a description of the valuation methodologies used for assets measured at fair value.
Common stocks: valued at the closing market prices reported on the active market on which the individual securities are traded.
Mutual funds: valued at quoted market prices, which represents the net asset value of the securities held in such funds.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

KANSAS CITY SOUTHERN 401(k) AND
PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2013 and 2012

Plan assets measured at fair value as of December 31, 2013:

	Fair Value Measurements			Assets at Fair Value
	Level 1	Level 2	Level 3
Common stock of Kansas City Southern	$41,851,908	$—	$—	$41,851,908
Common stock of Janus Capital Group	3,157,009	—	—	3,157,009
Mutual funds:
Value	8,070,643	—	—	8,070,643
Blend	4,357,288	—	—	4,357,288
Growth	11,117,837	—	—	11,117,837
Balanced	1,587,745	—	—	1,587,745
International	4,031,518	—	—	4,031,518
Real Estate	1,277,103	—	—	1,277,103
Target Date	37,704,517	—	—	37,704,517
Money Market Fund	8,979,610	—	—	8,979,610
Bond Fund - Intermediate	4,537,969	—	—	4,537,969
	$126,673,147	$—	$—	$126,673,147

Plan assets measured at fair value as of December 31, 2012:

	Fair Value Measurements			Assets at Fair Value
	Level 1	Level 2	Level 3
Common stock of Kansas City Southern	$41,496,850	$—	$—	$41,496,850
Common stock of Janus Capital Group	2,634,920	—	—	2,634,920
Mutual funds:				—
Value	5,183,074	—	—	5,183,074
Blend	2,773,823	—	—	2,773,823
Growth	7,696,758	—	—	7,696,758
Balanced	1,266,002	—	—	1,266,002
International	3,628,004	—	—	3,628,004
Real Estate	1,462,290	—	—	1,462,290
Target Date	28,807,452	—	—	28,807,452
Money Market Fund	12,221,342	—	—	12,221,342
Bond Fund - Intermediate	5,249,768	—	—	5,249,768
	$112,420,283	$—	$—	$112,420,283

KANSAS CITY SOUTHERN 401(k) AND
PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2013 and 2012

(5)	Portfolio Risk
The Plan provides for investments in various securities that, in general, are exposed to various risks, such as interest rates, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(6)	Tax Status
The Plan received a favorable determination letter from the Internal Revenue Service, dated September 17, 2010, indicating that it is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from tax under Section 501(a) of the Code. The determination letter is applicable for amendments executed through August 7, 2009. The tax determination letter has not been updated for the latest Plan amendments occurring after August 7, 2009. However, the Plan administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt for the years ended December 31, 2013 and 2012. Therefore, no provision for income taxes has been included in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for tax years prior to 2010.

(7)	Related Party Transactions
Certain plan investments are shares of mutual funds managed by Fidelity Management Trust Company, the trustee of the Plan, and certain investments held in the Trust are shares of KCS common stock. These transactions are considered party-in-interest transactions. At December 31, 2013 and 2012, the fair value of Kansas City Southern common stock shares held in the Plan is $41,851,908 and $41,496,850, respectively.

(8)	Plan Termination
Although it has expressed no intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, the participants shall receive amounts equal to their respective account balances.

(9)	Prohibited Transaction
The Plan did not have any prohibited transactions during the year ended December 31, 2013. During the year ended December 31, 2012, the Company failed to remit to the Trustee certain employee contributions totaling $2,606 within a timely manner. Delays in remitting contributions to the Plan's trustee were due to administrative errors, and the Company made contributions to the affected participants' account to compensate in aggregate the approximate lost income due to the delays.

Schedule 1
KANSAS CITY SOUTHERN
401(k) AND PROFIT SHARING PLAN
Schedule H, line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2013

Identity	Description	Fair Value
Common stock:
* Kansas City Southern common stock	337,946.684 shares, with a fair value of $123.83 per share	$41,851,908
Janus Capital Group common stock	255,171.225 shares, with a fair value of $12.37 per share	3,157,009

Mutual funds:
ABF Small Cap Value	94,529.519 shares, with a fair value of $27.19 per share	2,570,258
AF Europacific Growth	54,771.939 shares, with a fair value of $49.03 per share	2,685,468
AF Washington Mutual	139,462.097 shares, with a fair value of $39.44 per share	5,500,385
Buffalo Small Cap Stock	39,165.570 shares, with a fair value of $37.32 per share	1,461,659
CRM Mid Cap Value Institutional	61,875.318 shares, with a fair value of $34.63 per share	2,142,742
* Fidelity Freedom K 2010	157,172.465 shares, with a fair value of $14.03 per share	2,205,130
* Fidelity Freedom K 2015	237,446.179 shares, with a fair value of $14.24 per share	3,381,234
* Fidelity Freedom K 2020	611,157.335 shares, with a fair value of $14.88 per share	9,094,021
* Fidelity Freedom K 2025	432,608.997 shares, with a fair value of $15.51 per share	6,709,766
* Fidelity Freedom K 2030	286,377.041 shares, with a fair value of $15.86 per share	4,541,940
* Fidelity Freedom K 2035	281,619.611 shares, with a fair value of $16.38 per share	4,612,929
* Fidelity Freedom K 2040	194,639.512 shares, with a fair value of $16.47 per share	3,205,713
* Fidelity Freedom K 2045	125,736.605 shares, with a fair value of $16.80 per share	2,112,375
* Fidelity Freedom K 2050	39,515.107 shares, with a fair value of $16.87 per share	666,620
* Fidelity Freedom K 2055	666.248 shares, with a fair value of $12.07 per share	8,042
* Fidelity Freedom K Income	97,554.082 shares, with a fair value of $11.96 per share	1,166,747
* Fidelity Contrafund K	60,653.692 shares, with a fair value of $96.07 per share	5,827,000
Nuveen Real Estate I	64,827.593 shares, with a fair value of $19.70 per share	1,277,103
Oakmark Equity and Income	48,629.242 shares, with a fair value of $32.65 per share	1,587,745
PIMCO Total Return Institutional	424,506.037 shares, with a fair value of $10.69 per share	4,537,969
Spartan 500 Index	33,815.032 shares, with a fair value of $65.49 per share	2,214,546
TRP Blue Chip Growth	59,275.207 shares, with a fair value of $64.60 per share	3,829,178
Vanguard International Value	36,009.892 shares, with a fair value of $37.38 per share	1,346,050
Vanguard Prime Money Market	8,979,609.540 shares, with a fair value of $1.00 per share	8,979,610
Total investments		$126,673,147

___________

*	Party-in-interest.
See accompanying report of independent registered public accounting firm.

Schedule 2
KANSAS CITY SOUTHERN
401(k) AND PROFIT SHARING PLAN
Schedule H, line 4(a) - Schedule of Delinquent Participant Contributions
December 31, 2013

Participant Contributions Transferred Late to Plan	Total that Constitute Prohibited Non Exempt Transactions
$2,606	$2,606

☐ Check Here if Late Participant Loan Repayments are Included	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
2013	$—	$—	$—	$—
2012	—	2,606	—	—
See accompanying report of independent registered public accounting firm.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Kansas City Southern 401(k) and Profit Sharing Plan

May 28, 2014	/s/ John E. Derry
John E. Derry
Senior Vice President Human Resources